For immediate release

CINAR PROVIDES SHAREHOLDERS WITH
CONSOLIDATED FINANCIAL INFORMATION

Montréal, (Québec) Canada – February 26, 2003 - CINAR Corporation today released audited consolidated financial statements to shareholders for the year ended November 30, 2002.

Highlights of the Financial Information

Consolidated revenues increased by 6.4% from $132.6 million to $141.1 million and are attributed to a 10.9% increase in Education revenues and a 2.9% decrease in Entertainment revenues.

Consolidated gross margin increased 46% from $48.1 million in 2001 to $70.3 million in 2002.

Consolidated selling, general and administrative expenses decreased 8.2% from $52.1 million in 2001 to $47.8 million in 2002.

The Company realized a $1.9 million foreign exchange gain in fiscal 2002 due to the strengthening of the US dollar relative to the Canadian dollar.  This compares to a $4.6 million foreign exchange gain in 2001.

The Company thus realized operating income before depreciation, amortization, interest and unusual items of $24.4 million in 2002 compared to $0.7 million in 2001.

The Company incurred $3.2 million of unusual items during 2002 essentially made up of professional fees and interest less amounts recovered from Globe-X.  This compares to $23.9 million of unusual items recorded in 2001.

The Company recorded its share of the class action settlement in the fourth quarter in the amount of $23.8 million.

The Company’s share of earnings from the 20% equity invested in Teletoon increased 25.7% from $2.1 million in 2001 to $2.6 million in 2002 as a result of the continued success of the specialty animation channels.

The Company recorded a provision for income taxes of $5.3 million in 2002 compared to a provision of $3.4 million in 2001.  A tax provision was recorded mainly as a result of net income earned in the US based Education division and unrecoverable withholding taxes payable in foreign jurisdictions on Entertainment revenue.

Net loss before discontinued operations for the year ended November 30, 2002 was $10.5 million or $0.26 per share compared to a loss of $32.1 million or $0.78 per share for the year ended November 30, 2001.

The Company recorded a gain from discontinued operations of $4 million or $0.10 per share in 2002 resulting from a reversal of prior year’s provision for closing costs related to terminating the operations of CINAR Multimedia.  Since this division was sold in 2002, the Company was not required to incur these costs.  This compares to a loss from discontinued operations of $9.9 million or $0.24 per share for 2001.

The net loss for the year ended November 30, 2002 was $6.5 million or $0.16 per share compared to a loss of $42 million or $1.02 per share for the corresponding period of 2001.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.  CINAR’s website is www.cinar.com.

Contact :

George Rossi, C.A.
Senior Vice-President & CFO
CINAR Corporation
(514) 843-7070
grossi@cinar.com

CINAR CORPORATION
CONSOLIDATED BALANCE SHEETS

As at November 30

[In thousands of Canadian dollars]

	2002	2001
	$	$

ASSETS

Cash	2,517	12,085
Short-term money market investments	59,435	35,471
Amounts due from Globe-X Management Limited [net of allowance
for uncollectible amounts of $55,331; 2001 - $57,966]	-	1,454
Accounts receivable [net of allowance for doubtful
accounts of $11,664; 2001 - $14,472]	33,718	43,544
Related party receivables [net of allowance for uncollectible
amounts of $29,145; 2001 - $29,168]	-	-
Tax credits and income taxes receivable	35,780	38,454
Inventories	14,624	13,290
Film costs and acquired film libraries	10,961	24,847
Fixed assets	4,427	5,642
Goodwill	88,182	92,167
Other assets	7,622	6,211
	257,266	273,165

CINAR CORPORATION
CONSOLIDATED BALANCE SHEETS

As at November 30

[In thousands of Canadian dollars]

	2002	2001
	$	$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Liabilities:
Accounts payable and accrued liabilities	65,852	50,248
Deferred revenue	2,315	7,127
Future income taxes	4,888	3,417
Notes payable	12,494	-
Total liabilities	85,549	60,792

Shareholders’ equity:
Capital stock
Issued and outstanding
5,233,402 Variable Multiple Voting (Class A) shares and
34,735,998 Limited Voting (Class B) shares;	487,128	501,182
[2001 - 5,233,402 Variable Multiple Voting (Class A) shares and
35,750,568 Limited Voting (Class B) shares]
Cumulative translation adjustment	1,883	4,191
Deficit	(317,294)	(293,000)
Total shareholders’ equity	171,717	212,373
	257,266	273,165

CINAR CORPORATION
CONSOLIDATED STATEMENTS OF DEFICIT

Years ended November 30

[In thousands of Canadian dollars]

	2002	2001

	$	$

Balance, beginning of year	(293,000)	(250,977)
Repurchase of shares on settlement agreement	(17,745)	-
Net loss	(6,549)	(42,023)
Balance, end of year	(317,294)	(293,000)

CINAR CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended November 30

[In thousands of Canadian dollars except per share amounts]

	2002	2001

	$	$

Revenues	141,092	132,643
Cost of sales	70,757	84,495
Gross margin	70,335	48,148

Expenses
Selling, general and administrative	47,814	52,072
Foreign exchange	(1,925)	(4,582)
	45,889	47,490

Operating income before the following items	24,446	658
Amortization of fixed assets	2,337	2,921
Amortization of goodwill	3,542	3,480
Interest	(559)	1,132
Unusual items	3,189	23,924
Earnings (loss) before the following items	15,937	(30,799)
Class action settlement	(23,784)	-
Share of net earnings of equity investment	2,630	2,092
Loss before income taxes	(5,217)	(28,707)
Provision for income taxes	5,312	3,390
Net loss from continuing operations	(10,529)	(32,097)
Discontinued operations	3,980	(9,926)
Net loss	(6,549)	(42,023)

Loss per Variable Multiple Voting (Class A) Share
and Limited Voting (Class B) Share

Basic, from continuing operations	($0.26)	($0.78)
Basic, from discontinued operations	$0.10	($0.24)
Basic	($0.16)	($1.02)

Weighted average number of Variable Multiple Voting (Class A)
shares and Limited Voting (Class B) shares outstanding	40,195,271	40,983,970

CINAR CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended November 30
[In thousands of Canadian dollars]
	2002	2001

	$	$
OPERATING ACTIVITIES
Net loss	(6,549)	(42,023)
Items not affecting cash:
Amortization	5,879	6,401
Film costs and acquired film libraries
amortization and write-downs	21,545	23,950
Write-off of goodwill	-	13,687
Write-off of net assets of discontinued operations	-	10,422
Share of net earnings of equity investment,
net of dividends received of $1,147 (2001 - $1,090)	(1,483)	(1,002)
Gain on sale of investment	-	(100)
Increase (decrease) in allowance for Globe-X	(2,635)	(5,362)
Future income taxes	1,632	1,018
	18,389	6,991
Decrease (increase) in accounts receivable	9,826	24,855
Decrease (increase) in tax credits
and income taxes receivable	2,674	(5,873)
Decrease (increase) in inventories	(1,334)	1,010
Additions to film costs	(7,659)	(15,235)
Increase (decrease) in trade payables and
accrued liabilities and related party receivables	19,584	16,982
Decrease in deferred revenue	(4,812)	(7,139)
Decrease in other assets	71	54
Discontinued operations	(3,980)	-
Cash provided by (used in) operating activities	32,759	21,645

FINANCING ACTIVITIES
Repayment of term debt	-	(39,936)
Repurchase of shares on settlement agreement	(18,571)	-
Cash used in financing activities	(18,571)	(39,936)

INVESTING ACTIVITIES
Proceeds on sale of business	-	305
Repayments from Globe-X	3,795	6,769
Additions to fixed assets	(1,122)	(1,203)
Cash provided by investing activities	2,673	5,871

TRANSLATION ADJUSTMENT	(2 465)	(1 943)

Increase (decrease) in cash and cash equivalents	14 396	(14 363)
Cash and cash equivalents, beginning of year	47 556	61 919
Cash and cash equivalents, end of year	61 952	47 556

Cash and cash equivalents are comprised of:
Cash	2 517	12 085
Short-term money market investments	59 435	35 471
	61 952	47 556

Interest paid	701	2 070
Income taxes paid	742	5 205
Participation costs paid	3 290	6 127